Mr. Gregory Herbers, Esq.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

March 29, 2022

Re:	Saleen Automotive, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed March 23, 2022

File No. 024-11759

Dear Mr. Herbers:

On behalf of Saleen Automotive, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 5:00 p.m., Eastern Time, on March 31, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Steve Saleen

Steve Saleen

CEO and Director

Saleen Automotive, Inc.